Exhibit 99.1

VAST MEDIA RELEASE

Vast and Mabanaft advance Port Augusta green methanol project to unlock Australia’s green fuels industry

SYDNEY, Australia, 13th June, 2024 - Vast (Vast Renewables Limited) (Nasdaq: VSTE), a renewable energy company planning to power green fuels production with its concentrated solar thermal power (CSP) energy systems, today announced it has signed a Joint Development Agreement (JDA) with global energy company Mabanaft to advance Solar Methanol 1 (SM1), a CSP-powered green methanol reference plant.

Located in South Australia at the Port Augusta Green Energy Hub, SM1 will have the capacity to produce 7,500 tonnes of green methanol each year. Methanol is one of the most versatile hydrogen derivatives which, if produced using clean energy, has the potential to decarbonise several hard-to-abate industries, including shipping and aviation.

SM1 will be supplied with baseload renewable heat from Vast’s 30 MW / 288 MWh CSP plant. Using CSP can potentially reduce green fuel production costs by up to 40 per cent according to a recent report by engineering group Fichtner. The project’s success could unlock green fuels production in Australia, with potential for exports to Germany and other global markets.

The JDA sets out how the project will be developed and further underlines Vast and Mabanaft's contribution to the energy transition by combining technological, business development and commercial expertise. This comes after Vast and Mabanaft announced in February that they have signed funding agreements for SM1 for up to AUD $40 million.

Vast will receive AUD $19.48 million from the Australian Renewable Energy Agency (ARENA) and Mabanaft will, subject to final investment decision, receive up to €12.4 million from Projektträger Jülich (PtJ) on behalf of the German government, as part of HyGATE, a collaboration between the Australian and German governments to support real-world projects along the hydrogen supply chain.

Mabanaft is actively supporting its customers’ decarbonisation by expanding its range of sustainable energy solutions. The JDA includes a framework agreement securing offtake rights for Mabanaft for future green fuels projects powered by Vast technology, allowing Mabanaft to supply its shipping customers seeking to decarbonise their operations.

Vast and Mabanaft are developing SM1 with the Solar Methanol Consortium and are supported by fellow Australian technology company Calix as Principal CO2 Supply Partner and the Australian Solar Thermal Research Institute (ASTRI).

Craig Wood, CEO of Vast, said:

“The JDA is a significant milestone for SM1, which has the potential to demonstrate how Vast technology can unlock low-cost green fuel production to contribute to decarbonising the global shipping and aviation industries. Vast is excited to continue our partnership with Mabanaft, and the execution of this agreement is a testament to our joint commitment to pioneer green fuel production globally.”

Philipp Kroepels, Director New Energy at Mabanaft, said:

“As a leading energy solution provider, we are committed to enabling our customers’ energy transition. And we believe that methanol, in particular, can play an important role in the shipping industry, and Mabanaft is well positioned to build supply chains to meet that growing demand.”

About Vast

Vast is a renewable energy company that has developed CSP systems to generate, store and dispatch carbon free, utility-scale electricity and industrial heat, and to unlock the production of green fuels. Vast’s CSP v3.0 approach to CSP utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

Visit www.vast.energy for more information.

About Mabanaft

Mabanaft is a leading independent and integrated energy company, providing its customers with innovative energy solutions for their transportation, heating, industrial and agricultural needs. The group is active in import, distribution and marketing of petroleum products, natural gas liquids, chemicals and biofuels, and supports its customers’ transition to cleaner fuels by providing alternative long-term solutions.

Visit www.mabanaft.com for more information.

The project "Joint project SoIMeth24: Development, construction and commissioning of a unique solar methanol production plant in Australia" is funded by the Federal Ministry of Education and Research (BMBF) under the funding code (FKZ): 03SF0725B.

Contacts:

Vast

For Investors:

Caldwell Bailey

ICR, Inc.

VastIR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler

nick@wilkinsonbutler.com

For US Media:

Matt Dallas

ICR, Inc.

VastPR@icrinc.com

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding SM1, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of Vast's recent business combination; costs related to that business combination; Vast's ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project (including SM1), at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated April 26, 2024, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov.